SHAREHOLDER UPDATE

Review of 2008 and Outlook for 2009

Vancouver, Canada – February 17, 2009 - Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN), is pleased to provide the following review of Canarc’s accomplishments in 2008 and its plans for 2009.

2008 Highlights

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Appointed new senior management and director, Mr. Garry Biles, P.Eng. becomes President and Chief Operating Officer and Mr. Bruce Bried, P.Eng. joins Canarc’s Board of Directors.

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Completed a Plan of Arrangement to spin-out Canarc’s Mexican gold projects to its wholly-owned subsidiary company, Caza Gold Corp. and helped raise initial financing for Caza

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Closed a CA$100,000 non-brokered private placement equity financing in December, for use as working capital and for evaluating prospective gold mine property acquisitions.

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Updated the preliminary economic assessment of New Polaris at US$750 gold, resulting in improved economics of the project including a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax internal rate of return (“IRR”) of 28.8% (see Jan 7, 2009 news release).

2008 in Review

The year 2008 was dominated by the global financial crisis that negatively impacted all commodity and stock markets, and particularly junior mining shares such as Canarc.  However, gold and to a lesser extent silver regain their precious nature in times of financial crisis so gold was by far the best performing investment sector, up 5.8% in 2008.  The precious metals hit bottom in November and have already enjoyed a nice bounce, gold more than silver.

Resource stocks appear to have hit bottom in December due to tax loss selling and have enjoyed an initial 50-100% bounce back in January. Canarc’s share price opened 2008 at CA$0.38 per share, bottomed in December at CA$0.04, but has bounced back to the CA$0.09 range since the start of the year.  Notwithstanding the difficult market conditions, Canarc management continued to seek opportunities for growth, not only by advancing our two gold projects as much as possible given the lack of funds, but also by evaluating several new acquisitions during the year.

New Polaris:  Canarc President, Garry Biles, oversaw the updating and optimization of the preliminary assessment on New Polaris which was originally completed in 2007. As a result of this reassessment, the economics on the New Polaris gold mine project were substantially improved. The combination of better off-site treatment terms, a higher gold price and a lower Canadian dollar exchange rate all have a positive impact on the economics for the New Polaris gold mine project. At a $US750 per oz gold price and a $US /$CA exchange rate of 0.80, the project generates a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax Internal Rate of Return (“IRR”) of 28.8%. This compares to the initial assessment which showed a pre-tax NPV of CA$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a $US/$CA exchange rate of 0.90 when the preliminary study was first completed.

Benzdorp:  Regarding the Benzdorp gold project in Suriname, applications were re-submitted to the Minister of Natural Resources to re-issue these exploration concessions.  No further work was contemplated at Benzdorp until the new concession titles are issued to Benzdorp Gold NV, the local company owned by Canarc and its partner Grassalco, the state mining company for Suriname.

Caza:  Canarc completed the spinout of its Mexican gold projects to subsidiary company, Caza Gold Corp., and the distribution of Caza Gold shares pro rata to Canarc shareholders. This allowed Caza to finance the exploration of its projects and look for more advanced gold projects in Mexico. Canarc retained approximately 2.4 million shares, or about 16.7% of Caza Gold Corp. as an investment.

Aztec:  Canarc continues to hold approximately 11% of the shares of Aztec Metals Corp. Aztec postponed its public listing in 2008 due to market conditions but it plans to seek a public listing in 2009.

Outlook For 2009

The outlook for gold and gold stocks for 2009 is quite positive as evidenced by the recent run in the gold price above US$900.  Some forecasters are calling for US$1000-1500 gold or higher this year. Management is also bullish that gold will seek new highs this year due to the accelerating debasement of the US dollar and the attendant inflation that should arise from such monetary policies.

Canarc plans a two-pronged approach this year to create value for shareholders.

Firstly, Canarc’s team will continue to consider strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to pre-production mine development and a full feasibility study.

Secondly, we will continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time while asset values are depressed.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Benzdorp gold belt and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.